

07076175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____________________)

RECEIVED
OCT 09 2007
WASH, D.C.
200
SECTION

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]


Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

JSC "OGK-6"
(Name of Subject Company)

«The Sixth Generation Company of Wholesale Electric Energy Market»
(Translation of Subject Company's Name into English (if applicable))

Russian Federation
(Jurisdiction of Subject Company's Incorporation or Organization)

PROCESSED
OCT 29 2007
THOMSON
FINANCIAL

JSC "OGK-6"
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Troynikov Ivan Vladimirovich
21 Mytnaya St., 115162 Moscow, Russian Federation
(495) 6442365
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 10, 2007
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2560 (07-05)

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires the submission of the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T

Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Sanko Valentin Mikhailovich, Chief Executive Officer

October 08, 2007

4

This rights placement is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

****

Notice of Exercise of Pre-emptive Right to Acquire Additional Shares in OGK-6

Open Joint Stock Company "The Sixth Generation Company of Wholesale Electric Energy Market" (hereinafter the "issuer", the "Company" or the "OGK-6") located at: ul. B. Sadovaya, 49, Rostov-on-Don 344007, Russian Federation, is pleased to announce that on September 18, 2007 the Federal Service on Financial Markets (FSFM of Russia) registered an additional issue and prospectus for ordinary registered uncertificated shares to be placed by open subscription (hereinafter the "shares").

The state registration number of the additional share issue is 1-02-65106-D-001D, number of shares: 11,850,000,000 (Eleven billion eight hundred fifty million), par value of each share: RUB 0.48 (point forty eight).

Pursuant to Articles 40 and 41 of Federal Law of December 26, 1995 No. 208-FZ on Joint Stock Companies the shareholders of the issuer have a pre-emptive right to acquire additional shares to be placed by open subscription in an amount proportional to the number of the ordinary OGK-6 shares that they hold.

The list of persons having a pre-emptive right to acquire Company shares has been compiled based on the Company shareholders' register as of the date of compilation of the list of persons entitled to participate in the annual general shareholders' meeting of the Company, which was held on June 29, 2007 and at which the resolution to increase the Company charter capital was adopted, this date being May 25, 2007.

1. Procedure for determining the share placement price:

The share placement price is determined by the Board of Directors of the issuer upon the expiration of the period for the exercise of a pre-emptive right (the period during which written applications to purchase shares ("Applications") shall be received by the Company).

The share placement price for the persons, included in the list of persons with a pre-emptive right to acquire the shares to be placed, is determined by the Board of Directors of the issuer upon the expiration of the period for the exercise of a pre-emptive right.

The issuer shall announce the placement price of the shares (including the price of the shares placed to persons entitled to exercise their pre-emptive rights to acquire the shares) in the newswire of information agencies *AK&M* or *Interfax* or on its web site: http://www.ogk6.ru, not later than the commencement date of placement.

2. Procedure for determining the number of shares that each person having a pre-emptive right to acquire such securities is entitled to acquire:

The maximum number of shares that may be purchased by any person exercising his/her pre-emptive right to acquire the shares is proportional to the number of ordinary OGK-6 shares that such person holds as of May 25, 2007 (the date of compilation of the list of persons entitled to participate in the annual general shareholders' meeting of the issuer at which the resolution to increase the Company charter capital by the placement of additional shares was adopted) and shall be determined using the following formula:

$N = S * (11,850,000,000 / 26,731,061,492)$, where

N = maximum number of shares that may be purchased by any person having a pre-emptive right to acquire the shares;

S = number of ordinary registered OGK-6 shares held by a person, having a pre-emptive right to acquire the shares, as of May 25, 2007 (the date of compilation of the list of persons entitled to participate in the annual general shareholders' meeting of the issuer at which the resolution to increase the Company charter capital by placement additional shares was adopted);

11,850,000,000 = number of shares to be placed;

26,731,061,492 = number of ordinary registered OGK-6 shares placed as of May 25, 2007 (the date of compilation of the list of persons entitled to participate in the annual general shareholders' meeting of the issuer at which the resolution to increase the Company charter capital by the placement of additional shares was adopted).

3. Validity period of a pre-emptive right to acquire the shares:

Following the state registration of the additional share issue but not later than 20 (Twenty) days prior to the commencement date of the share placement the issuer shall publish this notice on the exercise of a pre-emptive right to acquire shares (the "Notice") in the newswire of information agencies *Interfax* or *AK&M*, in newspaper *Izvestia* and shall post the Notice on web page http://www.ogk6.ru/ and dispatch (deliver) the Notice to each person included in the list of persons having a pre-emptive right to acquire the shares to be placed by registered letter to the address specified in the shareholders' register of the issuer.

A person having a pre-emptive right to acquire the shares must tender his Application within 20 (Twenty) days following the publication of the Notice in the newswire of informational agencies *Interfax* or *AK&M*, in newspaper *Izvestia* and placement of the Notice on web page http://www.ogk6.ru/ and dispatch (delivery) of the Notice to such person.

4. Terms and conditions for the exercise of a pre-emptive right to acquire the shares:

The shares are placed to persons having a pre-emptive right to acquire the shares based on written Applications to acquire the shares tendered by such persons.

In the course of exercising the pre-emptive right to acquire shares civil law contracts are concluded with the persons having a pre-emptive right to acquire the shares as set forth below.

A person having a pre-emptive right to acquire the shares may exercise his/her pre-emptive right wholly or partly by filing a written Application to purchase shares to the issuer.

The Application must contain the following details:

- heading "Application for the Purchase of shares in Open Joint Stock Company "The Sixth Generation Company of the Wholesale Electricity Market" based on a Pre-emptive Right";
- name in full (full company name) of the person having a pre-emptive right to acquire the shares;
- residential address (registered office) of the person having a pre-emptive right to acquire the shares;
- number of shares to be purchased

It is also advisable to include the following details in the Application:

- personal details (date and place of birth; passport number, date of issue and name of issuing authority) – for individual; or
- details regarding the registration of the legal entity (for Russian legal entities – details on the state registration / entry in the Unified State Register of Legal Entities (date, registering authority, certificate number, main state registration number) – for legal entities.
- how to inform the shareholder of the results of examination of the Application (including postal address, contact phone number and fax number (if any));
- bank details for return of monies in cases envisaged in the Resolution on the Additional Issue of Securities and the Securities Prospectus;
- account number in the register of the holders of registered securities or details of a nominee shareholder if the shares are to be entered on a personal account of the nominee shareholder in the register of the holders of registered securities (full company name, main state registration number, registering authority, date of state registration (making an entry in the Unified State Register of Legal Entities), number and date of the depositary agreement between the depositary and person exercising a pre-emptive right to acquire the shares, deposit account number in with the depository).

The Application must be signed by the person having a pre-emptive right to acquire the shares (or by an authorized representative with a duly issued original or notarized power of attorney enclosed or other document confirming the authority of the representative) and, for legal entities, must bear a corporate seal (if applicable).

The person exercising a pre-emptive right to acquire the shares shall be liable for the accuracy of the information set out in the Application and the conformity thereof to the details in the issuer's shareholders' register.

The Application must be received during the validity period of a pre-emptive right.

The Application shall be delivered personally to the Company by the person having a pre-emptive right to acquire the shares or by his/her authorized representative with a duly issued original or notarized power of attorney enclosed or other document confirming the authority of the representative, or dispatched to the issuer by mail. We draw your attention to the fact that any Application dispatched by mail must also be received by the Company within the validity period of a pre-emptive right.

Applications will be accepted every business day from 10:00AM to 6:00PM (MSK) (dinner-time: from 12.30PM to 01.30PM) during the validity period of a pre-emptive right at the following address: ul. Mytnaya, bld. 21, Moscow, 115162, Russian Federation.

In the event that:

- the Application does not fulfill the requirements set forth under Paragraph 8.5 of the Resolution on the Additional Issue of Securities and Paragraph 9.3 of the Securities Prospectus;
- the Application doesn't identify a person, in whose name it has been tendered, as a person having a pre-emptive right to acquire the shares;
- the Application is received upon the expiration of the validity period of a pre-emptive right;
- an Application signed by the representative of a person having a pre-emptive right to acquire the shares does not have an original or notarized power of attorney which is duly issued or other document confirming the authority of the representative;

Company shall not later than 3 (Three) days following the receipt of the Application send to a notification the applicant that he/she is not entitled to exercise his/her pre-emptive right to acquire the shares on the terms set forth in the Application, indicating the reason why such applicant may not exercise a pre-emptive right to acquire the shares.

In case of receipt of a notification by a person wishing to exercise a pre-emptive right that he/she is not entitled to exercise a pre-emptive right to acquire the shares, such person may tender the second Application prior to the expiration of the validity period of a pre-emptive right, after having remedied the defects which made the exercise of his/her pre-emptive right to acquire the shares impossible.

5. Terms and conditions for the payment for the shares by persons exercising pre-emptive rights to acquire the shares:

A person exercising a pre-emptive right to acquire the shares shall pay the shares not later than 5 (Five) business days from the date of disclosure by the issuer of the information on the share placement price as per Paragraph 11 of the Resolution on the Additional Issue of Securities and Paragraph 2.9 of the Securities Prospectus (as set out above in this Notice) at the share placement price to persons with a pre-emptive right to acquire the offered shares.

The shares are deemed paid once the funds have been credited to the account of the issuer indicated in Paragraph 8.6 of the Resolution on the Additional Issue of Securities and Paragraph 2.6 of the Securities Prospectus (bank details see below).

The shares shall be paid in full upon the purchase thereof. The obligation to pay the shares to be placed shall be deemed fulfilled once the funds have been credited to the respective account of the issuer indicated below:

The shares may be paid by persons having pre-emptive rights to acquire the shares **(Russian residents)** by wire transfer in Russian currency to the issuer's settlement account with the following bank details:

Account holder: Open Joint Stock Company "The Sixth Generation Company of the Wholesale Electricity Market"
Full company name of the financial institution: VTB Bank (Open Joint-Stock Company)
Abbreviated name: VTB Bank (OJSC)
Location: ul. Bolshaya Morskaya, bld.29, 190000, St. Petersburg,
Postal address: Leninsky prospekt, bld.11, block 1, 119049, Moscow, Additional branch No. 18 "Gagarinsky"
Taxpayer's identification number: 7702070139
BIC: 044525187
Correspondent account of the financial institution: 30101810700000000187
Settlement account #: 40702810100180000372

The shares may be paid by persons having pre-emptive rights to acquire the shares **(non-Russian residents)** by wire transfer in Russian currency to the issuer's settlement account with the aforementioned bank details or, in compliance with Russian law, in foreign currency to one of the issuer's accounts with the following bank details:

For payment in US Dollars:
Account holder: Open Joint Stock Company "The Sixth Generation Company of the Wholesale Electricity Market"
Full company name of the financial institution: Joint-Stock Commercial Bank "Promsvyazbank" (Closed Joint Stock Company)
Abbreviated name: JSCB «Promsvyazbank» (CJSC)
Location: 10, Smirnovskaya st., bld. 22, Moscow, 109052, Russia
Postal address: 10, Smirnovskaya st., bld. 22, Moscow, 109052, Russia
Moscow, Russia, SWIFT: PRMSRUMM

Acc. 04410090 USD with Deutsche Bank Trast Company Americas, New York, NY, USA

SWIFT: BKTRUS33.

Transit account: 40702840830161589001
Taxpayer's identification number: 7744000912

For payment in Euros:
Account holder: Open Joint Stock Company "The Sixth Generation Company of the Wholesale Electricity Market"
Full company name of the financial institution: Closed Joint Stock Company INTERNATIONAL MOSCOW BANK (CJSC IMB)
Short name: CJSC IMB
Location: Prechistenskaya nab. 9, Moscow, 119034, Russia
Postal address: Prechistenskaya nab. 9, Moscow, 119034, Russia
SWIFT Code: HYVEDEMM

Correspondent account: 69102336

Account #: 40702978900011813633
Taxpayer's identification number: 6164232756

The shares are entered on the purchasers' personal accounts in the issuer shareholders' register and deposit accounts only on condition that the shares have been paid in full.

Should the number of the acquired shares indicated in the Application by the person exercising a pre-emptive right to acquire the shares be less than the number of shares actually paid within the above-indicated term, such person shall be deemed to have exercised his/her pre-emptive right in respect of the number of shares indicated in the Application; moreover, the Application shall be accepted in respect of the shares indicated therein. Any funds paid in excess shall be returned by the issuer as provided for in Paragraph 8.5 of the Decision on the Additional Securities Issue and Paragraph 9.3 of the Securities Prospectus.

Should the number of the acquired shares indicated in the Application by the person exercising a pre-emptive right to acquire the shares exceed the number of shares actually paid within the above-indicated term, such person shall be deemed to have exercised a pre-emptive right in respect of the shares paid within the above-indicated term.

Should the number of the shares indicated in the Application exceed the maximum number of shares that the person exercising a pre-emptive right is entitled to purchase in proportion to the ordinary shares of the issuer held by him/her and the number of shares actually paid within the above-indicated term be no less than the maximum number of the shares, which the person exercising his/her pre-emptive right is entitled to acquire the shares, such person shall be deemed to have exercised a pre-emptive right in respect of the maximum number of shares he/she is entitled to purchase. Any funds paid in excess shall be returned by the issuer as provided for in Paragraph 8.5 of the Decision on the Additional Securities Issue and Paragraph 9.3 of the Securities Prospectus.

Should the funds transferred to the issuer in payment for the shares acquired by the person exercising a pre-emptive right exceed the amount to be paid for the shares acquired, any overpaid amounts shall be wired back not later than five (5) business days following the expiration of the above-mentioned term provided for the payment of the shares, or following the demand to return the funds. The funds shall be transferred back to the account detailed in the Application and in the absence of such, to the account detailed in the demand to return the funds. Should the Application contain no account details to return the funds, and the demand to return the funds is not received by the issuer within three (3) business days following the expiration of the above-mentioned term set forth for the payment of the shares, such funds shall be returned to the account detailed in the issuer's register of the holders of registered securities.

When the funds, transferred in payment for the shares by the person exercising a pre-emptive right to acquire the shares have been credited to the issuer's account detailed in Paragraph 8.6 of the Decision on the Additional Securities Issue and Paragraph 2.6 of the Securities Prospectus (as also set out above), the issuer shall send its registrar a transfer order to credit the shares to the personal account of such person (nominee holder keeping the records of such person's rights to the issuer shares). The relevant share purchase agreement with the persons excising their pre-emptive right shall be deemed to have been entered into simultaneously with sending the said transfer order to the issuer's registrar.

The issuer shall sum up the results of exercising pre-emptive rights to acquire the shares on the day following the expiration of the above-mentioned term provided for the payment of the shares purchased by the persons exercising their pre-emptive rights.

The issuer shall disclose the information on the results of exercising pre-emptive rights to acquire the shares within four (4) days following the above-mentioned summation through the newswires of information agencies *Interfax* or *AK&M* and on its web site: http://www.ogk6.ru.

The texts of the Resolution on the Additional Issue of Securities and the Securities Prospectus will be made publicly available on OGK-6's web page of at: http://www.ogk6.ru. These documents may be examined and copies may be obtained for a charge not exceeding photocopying costs not later than 5 (Five) days of the relevant request at the following addresses:
Ul. Mytnaya, bld. 21, Moscow, 115162, Russian Federation (OGK-6)
Pereulok Orlikov, bld. 3, block B, 107078, Moscow, Russia (OJSC CMD)

All queries in respect of the terms and conditions for the exercise of a pre-emptive right to acquire the shares the OGK-6 shareholders may be addressed to the Shareholder and Investor Relations Division of the OGK-6 Corporate Development Department.

Contact details: (495) 644-23-65.

General Director
Open Joint Stock Company
"The Sixth Generation Company
of Wholesale Electric Energy Market" ____________________ V.M. Sanko

Additional information for OGK-6 shareholders

We draw your attention to the fact that pursuant to Article 44.5 of Federal Law No. 208-FZ of December 26, 1995 on Joint Stock Companies any person included in the Company shareholders' register must inform the Company's registrar of any changes in such person's details in due time.

In the event that a registered person details have changed or a registered person's form is missing from the register, or the registrar has no full set of documents for a legal entity, such person must provide OAO Central Moscow Depositary (or a branch of OAO Central Moscow Depositary) with such modified details and/or missing documents as required by law.

The failure to provide modified details and/or any missing documents may make impossible to make the relevant entries on the purchasers' accounts; neither the Company nor the Company's registrar (OAO Central Moscow Depositary) shall assume any liability for any related losses.


END